

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2021

Jun Ho Yang
Chief Executive Officer
Hi-Great Group Holding Co
621South Virgil Avenue, #470
Los Angeles, CA 90005

>   **Re: Hi-Great Group Holding Co**
>   **Form 8-K filed July 14, 2021**
>   **File No. 000-56200**

Dear Mr. Yang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction

cc: Matthew McMurdo